UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NEW YORK & COMPANY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

649295102

(Cusip Number of Class Of Securities (Underlying Common Stock))

Sheamus G. Toal

Executive Vice President and Chief Financial Officer

New York & Company, Inc.

330 West 34th Street
9th Floor
New York, New York 10001

(212) 884-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

COPY TO:

Christian O. Nagler
Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022-4611

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*

N/A	N/A

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On May 19, 2017, New York & Company, Inc. (the “Company”) filed with the Securities and Exchange Commission (“SEC”) its Notice of Annual Meeting of Stockholders and Preliminary Proxy Statement for the Company’s 2017 Annual Meeting of Stockholders (collectively the “Preliminary Proxy Statement”), which contains a proposal to be submitted to the Company’s stockholders to approve a voluntary stock appreciation right and stock option exchange program (the “Exchange Program”). The Preliminary Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock appreciation rights and stock options to exchange those securities for stock appreciation rights. The proposed Exchange Program will only be consummated, if at all, if the Company’s stockholders approve the proposal relating to the proposed Option Program.

The Exchange Program has not yet commenced. The Company intends to file a Tender Offer Statement on Schedule TO with the SEC upon commencement of the Exchange Program. Persons who may be eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Exchange Program. The Company’s stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.

Item 12. Exhibits.

Exhibit Number	Description
99.1

Notice of Annual Meeting of Stockholders and Preliminary Proxy Statement for the 2017 Annual Meeting of Stockholders (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 19, 2017).